EPR-Technologies, Inc.



ANNUAL REPORT

23041 Wild Hunt Drive

Gaithersburg, MD 20882

0

https://www.epr-technologies.com/

This Annual Report is dated April 1, 2024.

BUSINESS

EPR-Technologies, Inc. is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. EPR provides a critical opportunity to save the life of a loved one when CPR procedures are unable to resuscitate the individual. EPR proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in the EPR state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. EPR is the next revolutionary resuscitation step in saving lives too precious to be lost.

EPR products being developed include specific vascular rapid access catheter kits for inducing EPR, cold flush solutions, hospital-ready EPR refrigerators, and pump station platforms, ambulance portable EPR induction units, and training and education materials.

EPR-Technologies' business model will be to sell its products directly to trauma centers, hospitals, the U.S. military, and ambulance services. Additionally, products will also be sold through major medical healthcare product suppliers in the U.S. and in foreign countries.

Intellectual Property

Currently, EPR-Technologies has no awarded patents or pending patents, but EPR-Technologies has several key patents-in-preparation which will be completed and submitted in the U.S. and foreign countries with adequate funding availability, as a high priority. The titles for the initial six patents-in-preparation are as follows: #1 - Specific EPR Induction Kit; #2 - Specific Aortic Access Catheter; #3 - Specifically Configured Hospital Refrigerator-Pump; #4 - Specific Guided Transthoracic Catheter; #5 - Ambulance Portable Refrigerator-Pump System; and #6 - Oxygen Carrying Additive for EPR Induction Vascular Patency. These patents will be fully owned by EPR-Technologies.

Corporate History

EPR-Technologies, Inc. was initially organized as a Delaware corporation on June 13, 2006. For the next decade, the Company remained in the R&D stage. The Company closed out its registration in Delaware and registered as an Arizona corporation on August 29, 2016.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 69,000,000

Use of proceeds: Shares awarded to employees, founders, family

Date: August 29, 2016

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 61,000,000

Use of proceeds: Share awarded to employees, founders, family

Date: August 29, 2016

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2023 Compared to 2022
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

EPR-Technologies currently has no revenue, no cost of goods sold, no gross nor net profits, and no significant expenses of any kind since it was incorporated. The Company believes that it can continue to operate without revenues for a very extended period of time. During EPR-Technologies' no expenses and no revenue period, the Company awaits the completion of the EPR clinical trial and an initial successful campaign launch for raised funds to (1) move our patents-in-preparation to completion and submission, (2) complete FDA submission and approvals for our key initial prototype products to induce EPR rapid profound hypothermia, and (3) begin marketing and sales to trauma centers and hospitals.

Foreseeable major expenses based on projections:

EPR-Technologies has no major expenses until funds are raised for the Company to complete patents-in-preparation, move prototype products through FDA submissions and approval, and begin marketing and sale of initial key EPR products.

Future operational challenges:

Future operational challenges will be providing adequate education and training opportunities for trauma surgeons and emergency room physicians to implement EPR rapid profound hypothermia at their medical institutions and facilities. This will be accomplished with an adequate capital raise but also offset by charging medical staff and institutions for training as is currently done for many medical education and training requirements.

A second operational challenge will be to have the general public properly understand that EPR rapid profound hypothermia is meant to provide one more opportunity at resuscitation when CPR fails, and that like CPR, EPR it not guaranteed for success in all medical cases. Also, to understand that profound hypothermia followed by resuscitation is not "resurrection", but just 3+ hours of tolerance to ischemia for one more chance at survival.

Future challenges related to capital resources:

The challenge for capital resources is to have adequate capital raises through crowdfunding or other means, in order to sustain our initial goals without knowing the exact length of time for FDA product approval and adequate medical staff training opportunities and completions. While it is anticipated that the FDA will move quickly to approve EPR related products and procedures once submitted, this time course period remains somewhat uncertain. Perhaps 6 months maximum would be a reasonable estimate. Adequate education and training throughout the U.S. could take up to a year following FDA approval but could be done more rapidly depending on funds available to EPR for course materials, trainers, and number of training teams.

Future milestones and events:

EPR's rapid profound hypothermia is a revolutionary step in resuscitation capabilities. The highly anticipated success of the clinical trial will catapult EPR procedures into public view more than ever before. The immediate milestone and event that will impact the company will be its ability to move quickly to provide the training, equipment, and disposable products when all major medical facilities are eager to have the availability of EPR technologies to save lives when CPR fails. This will be very positive financially for the Company, but the Company must be ready to meet the needs of medical institutions by adequate capital investment now to provide the essential training capabilities and products.

No additional or further transactions since the beginning of the last fiscal year, or any currently proposed transaction as of the December 31, 2023.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $179.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lyn Yaffe, M.D.

Lyn Yaffe, M.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chairman and CEO

Dates of Service: August, 2016 - Present

Responsibilities: Lyn is responsible for leadership, management, financial, and general operations of EPR-Technologies, particularly including EPR product development, strategic R&D, clinical trials, and future directions. Currently, Lyn is unsalaried but owns 40 million shares in the company, plus 8 million shares jointly with Stezoski and Wu. If $1.07M is raised, then Lyn will receive a maximum salary of $75K per year. Benchmarks include submission of 4 of the 6 patents-in-preparation during the first 4-6 months, and completion of initial EPR product submissions to the FDA for approvals, initial sales and marketing of products to major U.S. trauma centers, and tangible progress on 2nd generation EPR products.

Position: Acting Secretary/Treasurer

Dates of Service: August, 2016 - Present

Responsibilities: Submitting all annual reports, tax forms, and managing finances of the company

Name: Thomas Hardiman

Thomas Hardiman's current primary role is with Independent Contractor/Consultant for City of Stamford, Connecticut. Thomas Hardiman currently services 15-20 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Vice President and Member of the Board of Directors

Dates of Service: August, 2016 - Present

Responsibilities: Thomas is a voting Board Member on all Board Decisions. Also, Thomas is responsible for identifying and pursuing funding opportunities for EPR-Technologies, and planning for marketing and sales in the U.S. and globally once products are FDA approved for EPR applications and use. Currently, Thomas is unsalaried by EPR-Technologies and owns 1% of Common Shares and 1% of Preferred Shares.

Other business experience in the past three years:

Employer: Independent Contractor/Consultant for City of Stamford, Connecticut

Title: Independent Contractor/Consultant for Facilities Department, City of Stamford, CT

Dates of Service: January, 2019 - Present

Responsibilities: Management of Facilities Operations and Needs

Name: Xianren Wu, M.D.

Xianren Wu, M.D.'s current primary role is with Geisinger Medical Center, Danville, Pennsylvania. Xianren Wu, M.D. currently services Works on an as needed basis only (on average, approximately .4 hours per week) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Member of the Board of Directors

Dates of Service: August, 2016 - Present

Responsibilities: Voting Board Member on all Board Decisions. Xianren is currently uncompensated for his role but owns 40 million shares in the company, plus 8 million shares jointly with Yaffe and Stezoski.

Position: Scientific Advisor

Dates of Service: August, 2016 - Present

Responsibilities: Provides Scientific Expertise in Profound Hypothermia

Other business experience in the past three years:

Employer: Geisinger Medical Center, Danville, Pennsylvania

Title: Trauma Anesthesiologist

Dates of Service: January, 2005 - Present

Responsibilities: Active Trauma Anesthesiologist during surgical procedures

Name: Brad Stezoski

Brad Stezoski's current primary role is with UPMC Presbyterian Shadyside. Brad Stezoski currently services 1-2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: July, 2019 - Present

Responsibilities: Voting rights as Member of the Board of Directors for all board decisions. Brad is currently uncompensated for his role.

Other business experience in the past three years:

Employer: UPMC Presbyterian Shadyside

Title: System Analyst - Technical Pro

Dates of Service: December, 2010 - Present

Responsibilities: Lead developer of SharePoint sites for all administrative medical departments at University of Pittsburgh Medical Center

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lyn Yaffe, M.D., Co-Founder

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

Title of class: Preferred Stock

Stockholder Name: Lyn Yaffe, M.D., Co-Founder

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

Title of class: Common Stock

Stockholder Name: Xianren Wu, M.D., Co-Founder

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

Title of class: Preferred Stock

Stockholder Name: Xianren Wu, M.D., Co-Founder

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

Title of class: Common Stock

Stockholder Name: Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

Title of class: Preferred Stock

Stockholder Name: Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 30.7

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 69,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 61,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other classes of stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational EPR-Technologies approved product line or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our EPR-Technologies products and services. Delays or cost overruns in the development of our EPR-Technologies products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating if the company cannot find another source of investment, and you may get nothing. Even if we sell all the preferred stock we are offering now, the Company will probably need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition Currently, EPR-Technologies has no competition known to us. But there can be no assurance that competitors in the future will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify if we are successful. We are an early stage company and have not yet generated any profits EPR-Technologies, Inc., was incorporated in the State of Arizona on August 24, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EPR-Technologies has not incurred any net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EPR-Technologies capabilities, products, and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The Company plans to file patent applications, which might be vulnerable. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 1, 2024.

EPR-Technologies, Inc.

By   /s/ *Lyn Yaffe, MD*

      Name: <u>EPR-Technologies, Inc.</u>

      Title: Co-founder, Chairman, CEO, and Acting Secretary/Treasurer

---

Exhibit A

FINANCIAL STATEMENTS

EPR-Technologies, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
31 December 2023

EPR-Technologies, Inc.
Index to Financial Statement
(unaudited)

EPR-Technologies, Inc.
BALANCE SHEET AS OF 31 DECEMBER 2023
(unaudited)

Statement of Financial Position

	Year Ended December 31,	
	2023	**2022**
ASSETS		
Current Assets	0	0
Cash and Cash Equivalents	179	4,983
Total Current Assets	179	4,983
TOTAL ASSETS	179	4,983
EQUITY		
Additional Paid in Capital	0	0
Accumulated Deficit	0	0
Total Equity	0	0
TOTAL LIABILITIES AND EQUITY	0	0

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	0	0
Cost of Sales	0	0
Gross Profit	0	0
Operating Expenses		
General and Administrative	0	0
Total Operating Expenses	0	0
Operating Income (loss)	0	0
Provision for Income Tax	0	0
Net Income (loss)	0	0

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	8,029	101,993
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	0	0
Net Cash provided by (used in) Operating Activities	(7,850)	(97,010)
FINANCING ACTIVITIES		
Additional Paid in Capital	0	0
Net Cash provided by (used in) Financing Activities	0	0
Cash at the beginning of period	179	39
Net Cash increase (decrease) for period	179	4,983
Cash at end of period	179	4,983

Stockholder' Equity
Common stock, par value $0.50; 100,000,000 shares authorized; 61,000,000 issued and outstanding as of 13 June 2006.
Preferred stock, par value $0.50; 100,000,000 shares authorized; 61,245,161 issued and outstanding as of 13 June 2006.

| | Common Stock | | Preferred Stock | | | | |
Statement of Changes in Shareholder Equity	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 31 Dec 2023	69,000,000	-	61,245,161	-	0	0	0
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-		-	0	0
Ending Balance 12/31/2023	69,000,000	-	61,245,161		-	0	0
Additional Paid in Capital	-	-	-		-	-	0
Net Income (Loss)	-	-	-		-	0	0
Ending Balance 12/31/2023	69,000,000	-	61,245,161		-	0	0

NOTE 1 – NATURE OF OPERATIONS

EPR-Technologies, Inc. was formed on 13 June 2006 in the State of Arizona. The balance sheet of EPR-Technologies, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gaithersburg, Maryland.

EPR-Technologies, Inc., will be developing, designing, manufacturing, marketing, and selling Emergency Preservation catheter kits and equipment to induce rapid profound hypothermia (temporary suspended animation) to provide one more chance at survival when standard cardiopulmonary resuscitation (CPR) fails.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

- **Our business projections are only projections:** There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- **The transferability of the Securities you are buying is limited:** Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time:** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen, or it may happen at a price that results in you losing money on this investment.

- **We may not have enough capital as needed and may be required to raise more capital:** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment:** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of the new Preferred Stock could be more advantageous to those investors than to the holders of Common Stock or Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds:** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Projections: Forward Looking Information:** Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **The amount raised in this offering may include investments from company insiders or immediate family members:** Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

- **We may never have an operational product or service:** It is possible that there may never be an operational EPR-Technologies approved product line or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Some of our products are still in prototype phase and might never be operational products:** It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

- **Developing new products and technologies entails significant risks and uncertainties:** We are currently in the research and development stage and have only manufactured a prototype for our EPR-Technologies approved product line. Delays or cost overruns in the development of our EPR-Technologies approved product line and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- **Minority Holder; Securities with No Voting Rights:** The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **You are trusting that management will make the best decision for the company:** You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- **Insufficient Funds:** The company might not sell enough Preferred Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Our new product could fail to achieve the sales projections we expected:** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We face significant market competition:** Currently, EPR-Technologies has no competition known to us. But there can be no assurance that competitors in the future will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify if we are successful.

- **We are an early-stage company and have not yet generated any profits:** EPR-Technologies, Inc., was incorporated in the State of Arizona on August 24, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EPR-Technologies has not incurred any net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- **We are an early-stage company and have limited revenue and operating history:** The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EPR-

Technologies capabilities, products, and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective:** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them:** Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business:** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time:** Our ability to sell product is dependent relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **We rely on third parties to provide services essential to the success of our business:** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The Company plans to file patent applications, which might be vulnerable:** One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale, maintenance, and monitoring of emergency preservation catheter kits and equipment transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 61,000,000 shares of our common stock with par value of $0.50.

Preferred Stock

We have authorized the issuance of 61,245,161 shares of our common stock with par value of $0.50.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 31 December 2022 through 01 Apr 2023 approximately for SEC Filing. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, <u>Lyn Yaffe</u>, the Co-Founder, <u>Chairman, CEO, and Acting Secretary/Treasurer</u> of <u>EPR-Technologies, Inc</u>., hereby certify that the financial statements of <u>EPR-Technologies, Inc</u>., and notes thereto for the periods ending <u>31 December 2022</u> (First Fiscal Year End of Review) and <u>31 December 2023</u> (Third Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of <u>$0.00</u>; taxable income of <u>$0.00</u>; and total tax of <u>$0.00</u>.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>20 March 2024</u>.

 Signature

Co-Founder, Chairman, CEO, and Acting Secretary/Treasurer
EPR-Technologies, Inc.

20 March 2024

CERTIFICATION

      I, Lyn Yaffe, MD, Principal Executive Officer of EPR-Technologies, Inc., hereby certify that the financial statements of EPR-Technologies, Inc. included in this Report are true and complete in all material respects.

Lyn Yaffe, MD

Co-founder, Chairman, CEO, and Acting Secretary/Treasurer